UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 22, 2020, the board of directors of Medigus Ltd. (the “Company”) resolved to take steps to voluntarily delist the Company’s ordinary shares par value NIS 1.00 per share (the “Ordinary Shares”) from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”). The Company is delisting its Ordinary Shares from the TASE in order to be subject to one set of listing regulations instead of two, to allow greater flexibility to execute its business and financing strategy and to reduce administrative costs, such that it will maximize shareholders’ value in the medium and long term.

Following the delisting in Israel, the American Depositary Shares (the “ADSs”), each represents twenty (20) Ordinary Shares, will continue to trade on the Nasdaq Capital Market (“Nasdaq”). The Company urges all holders of Ordinary Shares to convert their Ordinary Shares into ADSs through their banks and brokers. Every twenty (20) Ordinary Shares shall be converted to one (1) ADS. Holders of the Ordinary Shares are encouraged to contact their banks or brokers with any questions about the conversion process.

Under applicable Israeli law, including Section 35BB of the Israeli Securities Law, the delisting of the Ordinary Shares from trading on the TASE will take place three months after the date of this announcement. During the interim period, the Ordinary Shares will continue to be traded on the TASE. The Company will elaborate in subsequent filing the delisting procedures and announce the exact timeline of its TASE delisting when it becomes available. The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq.

 This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration Nos. 333-237774 and 333-238162) and Form S-8 (Registration Nos. 333-206803, 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: October 26, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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